

May 28, 2014

<u>Via E-mail</u>
George H. John, CEO
Rocket Fuel Inc.
1900 Seaport Boulevard
Redwood City, CA 94063

      Re: Rocket Fuel Inc.
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             Response dated May 16, 2014
             File No. 001-36071

Dear Mr. John:

      We have reviewed the above-referenced supplemental response and have the following comment. Unless otherwise noted, where we reference prior comments we are referring to our letter dated May 7, 2014.

<u>General</u>

1.   We note your response to prior comment 1 that you do not believe that doing business through advertising agencies presents a revenue risk for purposes of Item 101(c)(1)(vii) of Regulation S-K. In your response letter, please provide additional information on your relationship with advertising agencies. For example, in cases in which you contract with an advertising agency, clarify if the decision to utilize your services is made by the agency or by the advertiser. Also, tell us if failure to maintain a satisfactory relationship with an advertising agency could put you at risk of losing business from the brands represented by that agency. Lastly, please tell us whether you have master service agreements, or similar types of arrangements, with advertising agencies or their holding companies.

    Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                        Sincerely,

                        /s/ Matthew Crispino

                        Matthew Crispino
                        Staff Attorney

cc: <u>Via E-mail</u>
       JoAnn Covington, Esq.
       Ginny Coles, Esq.
       Rocket Fuel Inc.